# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MERCADOLIBRE INC, CIK 0001099590
CUSIP: 587733R102
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: WTC FREE ZONE, DR. LUIS BONAVITA 1294 OF. 1733 TOWER II, MONTEVIDEO, Uruguay (X3), 11300
Date of event which requires filing of this statement: 06/17/2026
Amends the filing with accession number 0001437749-24-018325
Filed by CIK 0002012707
Persons authorized to receive notices and communications: MercadoLibre, Inc., WTC Free Zone, Dr. Luis Bonavita 1294, Of. 1733, Tower, Montevideo, Uruguay (X3), 11300, (598) 2-927-2770

## Reporting persons
- Galperin Trust /SD (CIK 0002012707): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,400,136; sole dispositive power 0; shared dispositive power 3,400,136; aggregate amount beneficially owned 3,400,136 (6.7% of the class)
  Comment: *The Reporting Person reported on this Schedule 13D as a member of a "group" with the other Reporting Persons. The group beneficially owns 3,400,136 shares of Common Stock in the aggregate, representing approximately 6.70% of the outstanding shares of Common Stock. See Item 5.
- Meliga No. 1 Corp. (CIK 0002026945): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,400,136; sole dispositive power 0; shared dispositive power 3,400,136; aggregate amount beneficially owned 3,400,136 (6.7% of the class)
  Comment: *The Reporting Person reported on this Schedule 13D as a member of a "group" with the other Reporting Persons. The group beneficially owns 3,400,136 shares of Common Stock in the aggregate, representing approximately 6.70% of the outstanding shares of Common Stock. See Item 5.
- Meliga No. 1 LP (CIK 0001515083): type of reporting person: other (OO); citizenship or place of organization: New Zealand (Q2); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Corpag Trust South Dakota Inc. (CIK 0002020988): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,400,136; sole dispositive power 0; shared dispositive power 3,400,136; aggregate amount beneficially owned 3,400,136 (6.7% of the class)
  Comment: *The Reporting Person reported on this Schedule 13D as a member of a "group" with the other Reporting Persons. The group beneficially owns 3,400,136 shares of Common Stock in the aggregate, representing approximately 6.70% of the outstanding shares of Common Stock. See Item 5.
- Volorama Stichting (CIK 0001515090): type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: MERCADOLIBRE INC
Address of issuer's principal executive offices: WTC FREE ZONE, DR. LUIS BONAVITA 1294 OF. 1733 TOWER II, MONTEVIDEO, Uruguay (X3), 11300
Comment: This Amendment No. 2 amends and updates the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on May 24, 2024, as amended by Amendment No. 1 filed with the Commission on November 1, 2024. By means of a resolution of the partnership, with an effective date of June 17, 2026, and within the scope of a trust restructuring in the context of estate planning transactions, Meliga No. 1 LP, a New Zealand limited partnership ("Meliga LP"), approved the distribution (the "Distribution") of (i) 3,400,136 shares of common stock, $0.001 par value per share (the "Common Stock"), of MercadoLibre, Inc., a Delaware corporation (the "Issuer") to Meliga No.1 Corp., a British Virgin Islands corporation ("Meliga Corp."), (ii) $1,000,000.00 to be paid in cash to Meliga Corp., and (iii) $57,664.41 to be paid in cash to Volorama Stichting, a Dutch foundation ("Volorama Stichting"). As reported herein, Meliga LP and Volorama Stichting no longer beneficially own in excess of 5.0% or more of any class of the Issuer's securities.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Meliga No. 1 LP, Meliga No.1 Corp., Galperin Trust /SD, Corpag Trust South Dakota Inc., and Volorama Stichting (each, a "Reporting Person" and collectively, the "Reporting Persons").
Residence or business address: The principal business address of Galperin Trust /SD and Corpag Trust South Dakota Inc. is 3500 S 1st Ave Circle Suite 255, Sioux Falls, SD 57105. The principal business address of Meliga No. 1 LP and Volorama Stichting is Zuidplein 116, Tower H, 14th floor, 1077 XV Amsterdam, The Netherlands. The principal business address of Meliga No. 1 Corp. is Palm Grove House, 3rd Floor, Road Town, Tortola, British Virgin Islands.
Present principal occupation or employment:
(i) Galperin Trust /SD is an irrevocable trust formed under the laws of South Dakota and was established for the benefit of certain individuals and certain charitable organizations. Galperin Trust /SD owns 100% of the shares of Meliga No.1 Corp. Pursuant to the articles of association of Meliga No.1 Corp., the shares of Common Stock may not be voted or disposed of without the approval of Galperin Trust /SD.

(ii) Corpag Trust South Dakota Inc. is a corporation established under the laws of South Dakota and has acted as trustee of Galperin Trust /SD since December 1, 2023.

(iii) Meliga No. 1 LP is a New Zealand limited partnership and prior to the Distribution directly held 3,400,136 shares of Common Stock, representing approximately 6.70% of the outstanding Common Stock of the Issuer.

(iv) Meliga No.1 Corp. is a British Virgin Islands corporation and following the Distribution directly holds 3,400,136 shares of Common Stock.

(v) Volorama Stichting is a Dutch foundation based in Amsterdam, the Netherlands and serves as the general partner of Meliga No. 1 LP. Pursuant to the limited partnership agreement of Meliga No. 1 LP, prior to the Distribution, the shares of Common Stock could not be voted or disposed of without the approval of Meliga No.1 Corp and Volorama Stichting.
Criminal convictions in the last five years: During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Galperin Trust /SD is an irrevocable trust formed under the laws of South Dakota, Corpag Trust South Dakota Inc. is a corporation formed under the laws of South Dakota, Meliga No. 1 LP is a New Zealand limited partnership, Meliga No.1 Corp. is a corporation formed under the laws of the British Virgin Islands and Volorama Stichting is a Dutch foundation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As a result of the Distribution, Meliga No. 1 Corp. acquired 3,400,136 shares of Common Stock. Galperin Trust /SD, as the sole shareholder of Meliga No. 1 Corp. and Corpag Trust South Dakota Inc., as the trustee of Galperin Trust /SD, each have shared beneficial ownership of 3,400,136 shares of Common Stock. No pecuniary or other consideration was exchanged in connection with the transfer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the Distribution was to transfer certain assets from Meliga No. 1 LP to its parent entities for no consideration, as part of an ongoing estate-planning restructuring process. As a result of this transaction, all shares of Common Stock previously held by Meliga No. 1 LP were fully distributed to Meliga No. 1 Corp.

Except as set forth herein, the Reporting Persons have no current intention, plan or proposal with respect to items 4(a) through (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of June 17, 2026, Meliga No. 1 Corp., Galperin Trust /SD and Corpag Trust South Dakota Inc., on a combined basis, are the beneficial owners of an aggregate of 3,400,136 shares of Common Stock of the Issuer, representing approximately 6.70% of the outstanding shares of Common Stock of the Issuer. In addition, the disposition of Shares and the reinvestment of funds received from dividends or proceeds from disposition of Shares is subject to the direction of an Investment Advisor with the prior unanimous consent of two individual Protectors; and the distribution of dividends or proceeds from disposition of Shares to the beneficiaries of Galperin Trust /SD is subject to the direction of a Distribution Advisor with the prior unanimous consent of two individual Protectors.
Number of shares as to which each person has sole or shared power to vote or dispose:
The aggregate beneficial ownership of Common Stock by each of Meliga No. 1 Corp., Galperin Trust /SD and Corpag Trust South Dakota Inc. is as follows:

Sole Voting Power - 0
Shared Voting Power - 3,400,136
Sole Dispositive Power - 0
Shared Dispositive Power - 3,400,136

Meliga No. 1 Corp., Galperin Trust /SD and Corpag Trust South Dakota Inc.'s aggregate percentage beneficial ownership of the total amount of shares of Common Stock outstanding is approximately 6.70%, based on 50,697,182 shares of Common Stock outstanding on June 17, 2026.
Transactions in the class effected during the past sixty days: Except as described in the Explanatory Note and Item 3 above, no other transactions have occurred in the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock reported herein as beneficially owned (considering the statements made in Item 5(a) above with regards to the powers to direct vested in the investment advisor, the distribution advisor, and individual protectors as applicable).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Joint Filing Agreement, dated as of May 13, 2026, by and between Meliga No. 1 Corp., Meliga No. 1 LP, Galperin Trust /SD, Corpag Trust South Dakota Inc., and Volorama Stichting. - Filed herewith

## Signatures
- Galperin Trust /SD: /s/ James Edward Petree, James Edward Petree / Trust Officer, Corpag Trust South Dakota Inc., Trustee (06/17/2026)
- Meliga No. 1 Corp.: /s/ Eduardo M. Sanguinetti, Eduardo M. Sanguinetti / Director (06/17/2026)
- Meliga No. 1 Corp.: /s/ Agustin M. Mayer West, Agustin M. Mayer West / Director (06/17/2026)
- Meliga No. 1 LP: /s/ Eduardo M. Sanguinetti, Eduardo M. Sanguinetti / Director A of Volorama Stichting (06/17/2026)
- Meliga No. 1 LP: /s/ Annemarie Visser on behalf of Corpag Services (Netherlands) B.V., Annemarie Visser on behalf of Corpag Services (Netherlands) B.V. / Director B of Volorama Stichting (06/18/2026)
- Meliga No. 1 LP: /s/ Eduardo M. Sanguinetti, Eduardo M. Sanguinetti / Director of Meliga No. 1 Corp, Limited Partner of Meliga No. 1 LP (06/17/2026)
- Meliga No. 1 LP: /s/ Agustin M. Mayer West, Agustin M. Mayer West / Director of Meliga No. 1 Corp, Limited Partner of Meliga No. 1 LP (06/17/2026)
- Corpag Trust South Dakota Inc.: /s/ James Edward Petree, James Edward Petree / President (06/17/2026)
- Volorama Stichting: /s/ Eduardo M. Sanguinetti, Eduardo M. Sanguinetti / Director A of Volorama Stichting (06/17/2026)
- Volorama Stichting: /s/ Annemarie Visser on behalf of Corpag Services (Netherlands) B.V., Annemarie Visser on behalf of Corpag Services (Netherlands) B.V. / Director B of Volorama Stichting (06/18/2026)